Exhibit 99.1

YM BIOSCIENCES EXPANDS DEVELOPMENT PROGRAM FOR EGFR INHIBITOR NIMOTUZUMAB

- YM Partners with Kuhnil Pharmaceutical Co. to Develop Nimotuzumab (TheraCIM-hR3) for Non-Small Cell Lung Cancer -

MISSISSAUGA, Canada - June 15, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company, today announced that its subsidiary, CIMYM Inc., has partnered with Kuhnil Pharmaceutical Company of Seoul, Korea to expand the development program for nimotuzumab (TheraCIM-hR3), its monoclonal antibody against the EGF receptor, for specific population of patients with non-small cell lung cancer (NSCLC).

"This agreement furthers our strategy of expanding the value of nimotuzumab by advancing it into clinical trials targeting additional cancer patient populations, building on the clinical efficacy that the drug has already demonstrated in glioma and cancers of the head & neck," said David Allan, Chairman and CEO of YM BioSciences. " Kuhnil proposes to file an IND application in Korea in Q3 of this year for a phase II study in patients with NSCLC who are unfit for chemotherapy, and CIMYM expects to file in Canada and elsewhere in the same timeframe, adding to our ongoing clinical program."

Kuhnil will join the Joint Development Team, already comprised of YM, Oncoscience A.G. and CIMAB S.A. management, to oversee the development of nimotuzumab. Kuhnil will fund Korean development costs and provide an undisclosed amount of up-front, milestone and royalty payments. In addition, Kuhnil will launch bridging studies in the local population as required by the Korean health regulatory authority, KFDA, in order to support all indications currently under study by CIMYM and Oncoscience to permit them to be launched in Korea and other Asian countries. In Europe, Oncoscience is currently awaiting advice from EMEA for two pivotal trials with nimotuzumab in glioma where the drug is currently undergoing a phase II monotherapy trial in pancreatic cancer.

"Kuhnil has a history of relationships with Western companies dating to the mid-1970’s and YM is pleased to be added to a list that has included Merck & Co., Schering-Plough Wyeth-Ayerst and King Pharmaceuticals . In 2005, Kuhnil established an Oncology and Specialty Business Unit to serve the Korean market and has licensed nimotuzumab to add to its initial product portfolio that includes the GLIADEL® Wafer, Lipoplatin® and oxaliplatin. Our partnership with Kuhnil will include studies that will conform to International Committee for Harmonization (ICH) standards. The NSCLC program will be the first study stemming from our relationship, which aims to expand the global regulatory dossier for nimotuzumab. Further opportunities will be pursued as our relationship develops." said Sean Thompson, Director of Corporate Development for YM BioSciences

Lung cancer is the leading cause of cancer-related mortality in both men and women. The prevalence of lung cancer is second only to that of prostate cancer in men and breast cancer in women. Most lung carcinomas are diagnosed at an advanced stage, conferring a poor prognosis. Non-small cell lung cancer (NSCLC) accounts for approximately 75% of all lung cancers. A certain population of patients with NSCLC are unfit for treatment with chemotherapy because of ECOG status, age or general health and numerous patients are unwilling to submit to treatment with chemotherapy. This population would receive palliative care with radiation, the benefit of which has been demonstrated in other indications to be enhanced by the addition of

TheraCIM. Nimotuzumab was recently approved in China based on a 75% improvement in the complete response rate (91% vs 52%) in patients diagnosed with squamous cell nasopharyngeal carcinoma who were treated with nimotuzumab + radiotherapy versus radiotherapy alone.

About Kuhnil
Kuhnil Pharmaceutical Company is a privately-held company established in 1951 in Seoul, South Korea. It is a top ranked marketer of pharmaceuticals in Korea and is developing a leading position in biopharmaceuticals through its Bio Business Unit.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM hR3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed; and Norelin™, a GnRH anti-cancer vaccine. YM BioSciences recently acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com